B SO 3/6/03

03014128

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 207

SECURITI... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, Ltd

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

264 NORTH MAIN STREET
(No. and Street)

NATICK	MA	01760-1122
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN OLSSON 800-255-2964
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Stephen Olsson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisory Group Equity Services, Ltd , as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Stephen C. Olsson, Pres.

Title

Notary Public

my comm exp 3/31/06

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SECTION 17A-5

To the Shareholder of
Advisory Group Equity Services, Ltd

I have examined the financial statements of Advisory Group Equity Services, Ltd for the year ended December 31, 2002 and have issued my report thereon dated February 21, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule l7a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Advisory group Equity Services, Ltd taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 21, 2003

Harvey E. Karll CPA, PC

ADVISORY GROUP EQUITY SERVICES, LTD

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

ADVISORY GROUP EQUITY SERVICES, LTD

TABLE OF CONTENTS

*****

***

*

PAGE

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

February 21, 2003

Report of Independent Accountant

To The Shareholder of
Advisory Group Equity Services, Ltd

I have audited the accompanying statement of financial condition of Advisory group Equity Services, Ltd. as of December 31,2002, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of the company. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement present&tion. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd as of December 31, 2002 , and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Advisory Group Equity Services, Ltd. are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Advisory Group Equity Services, LTD
Balance Sheet
December 31, 2002

Assets

Current Assets			
Cash-Checking		$ 45,881.64	
Money Market-Clearing Ac		22,791.79	
Securities-Clearing Acct		8,276.00	
Commissions Receivable		62,055.08	
Prepaid NASD Fees		11,276.00	
Pr Pd Web CRD		682.70	
Prepaid Insurance		7,657.46	
L/R-Estate Insurance Svc		2,082.00	
L/R-Trust Advisory		6,795.22	
L/R - Olsson Law		4,753.00	
Total Current Assets			**$ 172,250.89**
Fixed Assets			
Furniture & Equipment	$ 141,107.05		
A/D- Furn & Equip	(118,930.00)		
		22,177.05	
Computer Equipment	2,764.33		
A/D-Computer Equipment	(2,764.33)		
		0.00	
Leasehold Improvements	7,000.00		
Accum Depre - L'H Impr	(179.00)		
		6,821.00	
Total Fixed Assets			**28,998.05**
Other Assets			
Security Deposit-NPS LLC		19,000.00	
Total Other Assets			**19,000.00**
Total Assets			**$ 220,248.94**

See Accountant's Audit Report

Advisory Group Equity Services, LTD
Balance Sheet
December 31, 2002

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 1,331.00	
Commissons Payable	48,824.70	
State Income Tax Payable	456.00	
Total Current Liab.		**$ 50,611.70**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**50,611.70**
Equity		
Common Stock	6,500.00	
Retained Earnings	21,929.46	
Current Earnings	666,348.10	
Accumulated Adjustments	177,678.93	
Distributions	(702,819.25)	
Total Equity		**169,637.24**
Total Liabilities & Equity		**$ 220,248.94**

See Accountant's Audit Report

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2002

	Year To Date	*%*
Income		
Commissions Income	$ 1,687,692.18	100.0
Total Income	**1,687,692.18**	**100.0**
General & Administrative Exp. (See Schedule A)	1,080,286.91	64.0
Net Income/(Loss) From Operations	**607,405.27**	**36.0**
Other Income		
Interest Income	253.46	0.0
Dividend Income	287.50	0.0
Fee Income- Education	4,776.00	0.3
Fee Income-Regulatory	24,569.39	1.5
Fee Income-E&O Insurance	36,572.44	2.2
Unrealized Loss on Secut	(7,059.96)	-0.4
Total Other Income	**59,398.83**	**3.5**
Net Income/(Loss) Before Taxes	**666,804.10**	**39.5**
Provision for Income Taxes		
Provision for SIT	456.00	0.0
Total Provision for Income Taxes	**456.00**	**0.0**
Net Income/(Loss)	**$ 666,348.10**	**39.5**

See Accountant's Audit Report

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2002

General & Administrative Exp.
(Schedule A)

	Year To Date	%
Salaries - Office	$ 124,556.47	7.4
Accounting	8,516.00	0.5
Contributions	1,300.00	0.1
Depreciation	18,151.33	1.1
Leased Equipment	9,606.09	0.6
Education & Training	4,776.00	0.3
Insurance	1,885.79	0.1
Insurance- E & O	30,222.75	1.8
Insurance-Health	9,955.94	0.6
Licenses & Fees	340.00	0.0
Meetings	12,750.96	0.8
Marketing	804.61	0.0
Memberships	3,025.00	0.2
Office Expenses	5,944.38	0.4
Pension & Profit Sharing	23,749.82	1.4
Payroll Services	826.52	0.0
Postage & Delivery	7,510.52	0.4
Professional Fees-Legal	3,576.27	0.2
Printing & Reproduction	5,046.68	0.3
Regulatory Fee	10,477.07	0.6
Repairs-Equipment	3,690.00	0.2
Taxes Payroll	11,092.96	0.7
Telephone	17,049.55	1.0
Travel	19,000.00	1.1
Consulting Expense	3,960.00	0.2
Commissions	742,472.20	44.0
Total G & A Expense	**$ 1,080,286.91**	**64.0**

See Accountant's Audit Report

ADVISORY GROUP EQUITY SERVICES, LTD.
Statements of Changes in Retained Earnings
Year Ended December 31, 2002

Retained earnings, beginning of year	$	199,608.39
Net income		666,373.10
Distributions to shareholder		(702,844.25)
Retained earnings, end of year	$	163,137.24

(See Accountants Audit Report)

Advisory Group Equity Services, LTD
Statement of Cash Flows
Twelve Months Ended December 31, 2002

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 647,373.10	
Adjustments		
Add:		
Depreciation	27,984.21	
Accts Rec - Holdback	4,170.65	
Prepaid Insurance	11,363.52	
L/R-Registered Reps	1,858.43	
Commissons Payable	24,824.46	
Less:		
Accts Rec - Commissions	(26,356.29)	
NASD Expense	(11,276.00)	
Pr Pd Web CRD	(210.05)	
L/R-Estate Insurance Svc	(1,541.00)	
L/R-Trust Advisory	(1,370.22)	
L/R - Olsson Law	(4,753.00)	
Accounts Payable	(4,869.00)	
Payroll Liability	(882.72)	
Payroll Tax Liability	(1,928.00)	
Cash from Operations		664,388.09
Cash Flows - Invested		
Computer Equipment	(2,764.33)	
Leasehold Improvements	(7,000.00)	
Investing Cash Flows		(9,764.33)
Cash Flows - Financing		
Retained Earnings	28,587.08	
Accumulated Adjustments	(28,587.08)	
Distributions	(702,844.25)	
Financing Cash Flows		(702,844.25)
Cash Increase (Decrease)		(48,220.49)
Cash - Beginning of Year		
Cash-Checking	87,583.13	
Money Market-Clearing Ac	35,000.00	
Securities-Clearing Acct	2,397.79	
Clearing-Unrealized Gain	189.00	
Total Beginning of Year		125,169.92
Cash on Statement Date		$ 76,949.43

See Accountant's Audit Report

ADNISORY GROUP EQUITY SERNICES, LTD.
Notes to Financial Statements'.
Year ended December 31, 2002

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Advisory Group Equity Services, Ltd., (the Company) was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Raymond James Associates, Inc. The Company is a closely held corporation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

Property and Equipment
Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Software	3 Years
Furniture	5 and 7 Years
Office equipment	5 Years
Leasehold Improvements	39 years

Revenue and Cost Recognition
The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Accounts Receivable
Accounts receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable accounts receivable is considered necessary at December 31, 2002.

(See Accountant's Audit Report)

ADVISORY GROUP EQUITY SERVICES, LTD.
Notes to Financial Statements
Years Ended December 31, 2002

NOTE I - SIGNIFICANT ACCOUTINTING POLICIES (Continued)

Income Taxes
The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to is shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Fair Values of Financial Instruments
Financial Accounting Standards Board Statement No. *107* (SFAS No. *107), Disclosures about Fair Value of Financial Instruments,* requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. *107* excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. *107* approximate the carrying amounts presented in the Statement of Financial Condition.

Adverting costs
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was *$804.91* for the year ended December 31, 2002.

NOTE 3 - DEPOSITS

The company has a deposit of $31,068 with a clearing broker to be used as a reserve requirement. The deposit is held in an investment portfolio. Investment income is reported in the statement of operations.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases office space from a related party under a tenant-at-will agreement. The Lessor is a trust wholly owned by the sole shareholder of the Company. Lease payments for the year ended December 31, 2002 was $ O.

The Company pays operating expenses on behalf of related parties. The related party is owned 100% by the sole shareholder of the Company. For the year ended December 31, 2002, operating expenses in the amount of $O for rent and utilities were charged to the related party. The amount of $13,630.22 is due from the related parties at December 3 1, 2002.

(See Accountants Audit Report)

ADVISORY GROUP EQLITY SERIVICES, LTD.
Notes to Financial Statements
Year ended December 31, 2002

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $ 82150.81 which was sufficient to meet the required capital of $50,000. The Company's net capital ratio for 2002 was .62.

ADVISORY GROUP EQUITY SERVICES, LTD.
Computation of Net Capital
Year ended December 31, 2002

		2002
Total shareholder's equity		$ 169,637.24
Less: Non-allowable assets	81244.43	
Haircuts on securities	1242.00	
Excess fidelity bond	5000.00	87,486.43
Net capital		$ 82,150.81
Net capital requirement:		50.000.00
Excess net capital		$32,150.81
Aggregate indebtedness		$50,611.70
Percentage of aggregate indebtedness to net capital		.62

(See Accountant's Audit Report)

ADVISORY GROUP EQUITY SERVICES, LTD.

Reconciliation of Audited vs. Unaudited Net Capital

As of December 31, 2002

Unaudited Net Capital	$ 76,647
Adjustments	5,504
Audited Net Capital	$ 82,151

(See Accountant's Audit Report)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. asof 12/31/02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k) (1) $2,500 capital category as per Rule 15c3-1 ________ 4550

B. (k) (2)(A) "Special Account for the exclusive benefit of customers" maintained ________ 4560

C. (k) (2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Raymond James and Associates 4335 ____X____ 4570

D. (k) (3) Exempted by order of the Commission ________ 4580

(See Accountan's Audit Report)